Atlas Copco **Press Release from the Atlas Copco Group**

[redacted]ease contact:
:ident Human Resources, Industrial Technique business area
; (0)70 349 9461
Relations Manager
; (0)708 65 8060

07024491

SUPPL

Jeanette Livijn new Vice President Organizational Development and Human Resources at Atlas Copco

Stockholm, Sweden, June 15, 2007: Jeanette Livijn has been appointed Vice President Organizational Development and Human Resources for the Atlas Copco Group and as a member of Atlas Copco's Group Management. She will take up this position from August 1, 2007.

"Jeanette Livijn has been deeply involved both in the successful reorganization of the Industrial Technique business area and in appointing leaders and managers that will bring the business forward in line with the strategy," says Gunnar Brock, President and CEO of Atlas Copco. *"Her solid knowledge and experience will be extremely useful for the Group, and I am happy to welcome her into her new position."*

Jeanette Livijn was hired by Atlas Copco in 1987. She held the positions of controller and financial manager in two of the Group's business areas from 1988 to 1996. In 1996 she was appointed Human Resources manager for the Atlas Copco Industrial Tools and Assembly Systems division. Since 2006, Jeanette Livijn is the Vice President Human Resources for the Industrial Technique business area.

Jeanette Livijn, born in 1963, is a Swedish citizen. She holds a university degree in Business and Administration from Växjö Högskola in Sweden.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2006, Atlas Copco had 25 900 employees and revenues of BSEK 51 (BEUR 5.6). Learn more at www.atlascopco.com.

Atlas Copco Group Center

Atlas Copco AB
SE-105 23 Stockholm
Sweden

Visitors address:
Sickla Industriväg 3
Nacka

Telephone: +46 (0)8 743 8000
Telefax: +46 (0)8 644 9045
www.atlascopco.com

A Public Company (publ)
Reg. No: 556014-2720
Reg. Office Nacka

Atlas Copco

Press Release from the Atlas Copco Group

For further information please contact:
Hans Sandberg, Senior Vice President General Counsel
+46 (0)8 743 90 41 or +46 (0)70 319 9041

Daniel Frykholm, Media Relations Manager
+46 (0)8 743 8060 or +46 (0)708 65 8060

Atlas Copco's new capital structure

Stockholm, Sweden, June 14, 2007: Atlas Copco AB's redemption shares of series A and series B have today been redeemed, and payment to the shareholders of approximately BSEK 24.4 is expected to take place on June 20, 2007.

As part of the redemption procedure approved by the Annual General Meeting on April 26, 2007, Atlas Copco AB carried out a share split where each share was split into three shares, of which one redemption share. Upon completion of the procedure the redemption shares are redeemed at a price of SEK 40 per share.

The Swedish Companies Registration Office has today registered a reduction of Atlas Copco's share capital of SEK 262 002 730 through redemption of 628 806 552 redemption shares, of which 419 697 048 redemption shares of series A and 209 109 504 redemption shares of series B. Further, an increase in the company's share capital of SEK 262 002 730 is registered following a bonus issue. The increase in the share capital is transferred from the non-restricted equity. No new shares are issued in connection with the bonus issue. Atlas Copco's share capital is consequently restored to the same level as prior to the redemption procedure.

Following these transactions Atlas Copco has a total of 1 257 613 104 outstanding shares, of which 839 394 096 series A shares and 418 219 008 B-shares.

The redemption procedure means that in total SEK 24 415 694 080 will be distributed to Atlas Copco's shareholders. Payment to the shareholders is expected to take place on June 20, 2007.

Since May 18, 2007, the Atlas Copco share is traded in round lots of 200 shares.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2006, Atlas Copco had 25 900 employees and revenues of BSEK 51 (BEUR 5.6). Learn more at www.atlascopco.com.

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